MEMORANDUM OF UNDERSTANDING

THIS MEMORANDUM OF UNDERSTANDING ("MOU") is entered into this 27th day of July 2016 by and among ViVA Compliance Technologies Uganda (VCT Uganda) Limited, a limited liability company organized under the laws of the Republic of Uganda, ("**VCT**"), ViVA Consulting Group, Limited., a company organized under the laws of the British Virgin Islands ("**ViVA Holdings**", and together with VCT, "**ViVA**"), and World Compliance Technologies DMCC, a company organized under the laws of the United Arab Emirates ("**WCT**"; each of VCT, ViVA Holdings and WCT is referred to individually as a "**Party**" and collectively as the "**Parties**").

RECITALS

WHEREAS, ViVA Holdings is an international development company focused on privately financed projects as well as public private partnerships for various systems, including on-line compliance and ID assurance systems for government, quasi-government, and public agencies;

WHEREAS, WCT is a technology solutions company that provides, among other things, bespoke and turnkey on-line compliance, ID assurance, and biometrics solutions and its technology solution sets include land registration and transaction management systems, e-gate systems and e-passport systems and related operations and maintenance services;

WHEREAS, WCT and ViVA collaborated in 2015 and 2016 to secure the award of a contract from the Buganda Land Board of the Kingdom of Buganda ("**Buganda Land Board**") for purposes of providing and operating an electronic registration and validation system as it relates to title to land on His Majesty the Kabaka of Buganda's land (the "**BLB Project**");

WHEREAS, in connection with the process of submission of the proposal to secure the BLB Project, the Parties verbally agreed as follows: (1) the Parties would contribute expertise and resources to market and seek an award of the BLB Project utilizing VCT, a wholly owned subsidiary of ViVA Holdings, as the primary contractor, (2) WCT's technology solution set would be the primary platform for implementing the BLB Project, and (3) if the Parties were successful



in securing the BLB Project, (a) ViVA's primary role would be the ensure successful funding is available to carry out the BLB Project (the "**Financing**") and conduct program management activities related to the BLB Project and (b) WCT would be responsible for all technology design, deployment, operations and maintenance of the BLB Project.

WHEREAS, VCT was awarded a contract for the BLB Project on January 4, 2016, as evidenced by an agreement between the Buganda Land Board and VCT (the "**BLB Agreement**");

WHEREAS, each Party has invested considerable time, finances and other resources as it relates to their respective roles for the BLB Project order to secure the BLB Agreement and otherwise ensure a successful implementation of the BLB Agreement in a timely manner;

WHEREAS, while WCT has willingly built the technology solution at risk, the Parties have not finalized the contract between VCT and WCT for provision of technical services nor has ViVA yet secured the necessary funding; and

WHEREAS, while WCT and VCT continue to negotiate and execute the WCT Subcontract (as defined below) and while ViVA continues to seek necessary funding, ViVA and WCT wish to continue to work together towards a successful launch of the BLB Project and are entering into this Memorandum of Understanding (MOU) to set forth their mutual intention regarding their respective rights, obligations and duties as they relate to the BLB Agreement.

NOW, THEREFORE, in consideration of the mutual understandings and agreements set forth herein, the Parties hereto hereby agree as follows:

1) **Operations**. Each of WCT and the ViVA hereby represent, warrant and covenant as follows as it relates to the continued operations (collectively, the "**Operations**"):
   a) VCT

i) VCT has completed the hiring process in order to retain the services of eight (8) qualified local staff to be trained and to support the BLB Project service centers in Buganda and otherwise consistent with the hiring guidelines and job descriptions previously developed by VCT with WCT's input.

ii) VCT has completed the hiring process of a qualified local project manager to be based in Buganda.

iii) VCT has negotiated and entered into an agreement with 24Media for the purposes of providing marketing services in support of the BLB Agreement.

iv) VCT will keep accounts payable current, including any payment obligations to the vendors set forth in Section 1(a)(i) – (iii).

v) VCT will provide business and operations efforts at a level commensurate with its role as the prime contractor, in good workmanlike and professional manner, and otherwise to meet the requirements of the BLB as set forth in the BLB Agreement.

b) **WCT**

i) WCT has procured adequate equipment (the "**Equipment**") in order to operationalize the first service center under the BLB Agreement (the "**First Service Center**"). WCT will consign any such Equipment to ViVA and ViVA will be responsible to clearing all such Equipment through customs. For the avoidance of doubt, unless and until the Initial Payment (as defined below) is received by WCT, legal title and ownership of all Equipment shall remain with WCT.

ii) WCT shall send all personnel on-site necessary to install the Equipment and successfully test the functionality of the First Service Center.

iii) Following the delivery and installation of the Equipment, WCT, together with Viva, will conduct non-commercial soft-launch activities strictly for testing purposes in order to confirm the system's ability to go-live on a commercial-basis as contemplated by the BLB Agreement (the "**Soft Launch**").

iv) Other than as set forth herein, WCT shall be under no obligation to (a) proceed with any additional work related to the BLB Agreement or (b) go live on a commercial-basis with the First Service Center unless and until (i) WCT receives from Viva the

Phase 1.1 Milestone payment (the "**Initial Payment**") as set forth on Exhibit 1 attached hereto (the "**Payment Schedule**"); and (ii) WCT and VCT have executed and delivered an agreement related to WCT's provision of technology solutions and services for the BLB Project (the "**WCT Subcontract**"). The Parties agree that the WCT Subcontract must contain (a) implementation period pricing consistent with the amounts set forth in Phase 1, Phase 2, and Final Closeout of the Payment Schedule, (b) an implementation period milestone schedule ("Milestone Schedule) that is linked to the Payment Schedule and as set forth on Exhibit 2, (c) an O&M pricing schedule (the "O&M Pricing") covering at least 4 years of services after implementation and including the timing of such payments and any fixed and variable charges depending on volume of subscribers and applicants, which will be mutually agreed upon and set forth in the WCT Subcontract and (d) a provision providing for WCT's entitlement to share BLB Project profits with ViVA Holding in a ratio of 25% (WCT) /75% (ViVA Holding), the parameters (including allowable project cost deductions and allowable WCT contract expenses) of which will be mutually agreed upon and set forth in the WCT Subcontract.

2) <u>ViVA Payments to WCT</u>.

   a) ViVA shall use its best efforts to obtain sufficient funding to provide payment surety to WCT for the scope of work encompassed by the Phase 1, Phase 2, and Final Closeout payments (the "**Implementation Period**"). ViVA shall provide weekly status updates to WCT on its financing related activities.

   b) If ViVA has not made the Initial Payment by August 31, 2016 (the "**Initial Payment Deadline**"), WCT may, within 90 days of the Initial Payment Deadline (the end of such 90-day period, including any extensions as provided below, the "**Election Date**"), notify ViVA of WCT's intent to either (i) purchase 100% ownership and control of the BLB Project through transfer of 100% of the equity in VCT to the legal entity chosen by WCT (the "**Transfer and Assignment**") or (ii) terminate all work in support of the BLB Project, including termination of all WCT software and systems applications in support thereof (the "**WCT Termination**"). If WCT does not provide such notice by the Election Date,

WCT shall be deemed to have elected the WCT Termination. The Election Date may be extended by mutual consent of both Parties.

3) **Transfer and Assignment.** If WCT elects the Transfer and Assignment as provided above:

    a) WCT and ViVA shall work together to complete the Transfer and Assignment within thirty (30) days of the Election Date (such actual date of the Transfer and Assignment being referred to as the "**Transfer and Assignment Date**") pursuant to an agreement that would provide comprehensive and customary representations, warranties, covenants and indemnification obligations.

    b) No later than such Transfer and Assignment Date, WCT shall: (i) pay ViVA an amount equal to (x) one-third of ViVA's reasonably documented out of pocket costs[1], including direct labor, subcontracts, legal agreements, and expenses incurred in securing the BLB Project and implementing the BLB Agreement ("**ViVA Costs**"), plus (y) all payments made by ViVA to WCT toward the Initial Payment through such Transfer and Assignment Date; and (ii) provide ViVA with a binding and irrevocable commitment ("**Commitment**") to pay ViVA the remaining two-thirds of the ViVA Costs. The schedule of additional payments would be one-third at the end of month three after the Transfer and Assignment Date, and the final one-third at the end of month six after the Transfer and Assignment Date. If, on such Transfer and Assignment Date, WCT fails either to (A) pay the amounts set forth in (x) and (y) above or (B) provide the Commitment, ViVA will be under no obligation to complete the Transfer and Assignment, and WCT shall be deemed to have elected the WCT Termination. In connection with the Transfer and Assignment, WCT agrees to pledge the shares of VCTU to ViVA as collateral until all Transfer and Assignment payments are made. If WCT has elected the Transfer and Assignment, and the entire Transfer and Assignment, including all payments due, has not been completed in

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[1] As of July 31, the total amount of the Transfer and Assignment Payment is projected to be $610,000 plus repayment of any fees paid to WCT toward the WCT Subcontract and up to $150,000 for the finder's fee to Mihasesu. Additional expenses will be incurred, estimated at approximately $50,000 per month, if the Transfer and Assignment date is substantially later than July 31. The basis of estimate for the Transfer and Assignment Payment is as follows: Direct Labor for 2015 for $127,500, and 2016 of $210,000; Expenses for 2015 of $132,500; and Projected Expenses for 2016 project operations of $140,000.

accordance with the payment schedule outlined above, ViVA may, at its discretion, nullify the Transfer and Assignment by (aa) reimbursing WCT for all payments made to ViVA in connection with the Transfer and Assignment, as well as all reasonably documented out of pocket costs, including direct labor, subcontracts, legal agreements, and expenses incurred operating the BLB Project from and after the Transfer and Assignment Date until the date ViVA regains ownership and control of VCTU, and (bb) bringing WCT's payments current under the payment schedule attached as Exhibit 1. Under this scenario, ViVA consents to pay WCT a finance fee equal to 1% of the Initial Payment value per month dating from August 31, 2016 until the initial payment is completed. The calculation of the finance fee will be prorated daily on a 30-day month basis.

c) WCT shall assume the obligation to pay the finder's fee in an amount not to exceed $150,000 pursuant to that certain agreement by and between ViVA and Mihasesu International, dated February 27, 2015. The finder's fee will be included in the calculation for the Transfer and Assignment payment at the time of election. For the avoidance of doubt, any claim for a finder's fee in excess of $150,000 shall be the sole responsibility of ViVA and WCT shall be appropriately indemnified for any payment liability in excess of $150,000.

d) ViVA agrees to reasonably cooperate with the orderly transition of the BLB Project and assignment of the BLB Agreement to WCT, including, as necessary, transferring any employees, contracts, providing copies of all files and documents related to the BLB Project, and the Parties will (i) execute and deliver such other documents, and (ii) do such other acts and things, as a Party may reasonably request for the purpose of carrying out the intent of this MOU and the Transfer and Assignment.

e) Each Party shall bear its own associated legal, professional services, or other costs deemed necessary to complete the Transfer and Assignment.

4) **WCT Termination.** If WCT elects, or is deemed to have elected, the WCT Termination:

a) WCT must return any project payments that were made by ViVA pursuant to the terms of this MOU within 30 days of the Election Date.

b) Upon receipt of the payments set forth in 4a above, (the "**WCT Termination Date**"), each of WCT and VCT, and ViVA Holdings shall release and discharge each other Party, as well as such Party's successors, assigns, affiliated entities and their respective directors, officers and employees, from any and all claims, demands, causes of action, losses, liabilities, costs and expenses arising out of or relating in any way to the BLB Project or the BLB Agreement.

5) **Indemnification.**

a) **By WCT.** WCT agrees to indemnify, defend and hold harmless ViVA and its affiliates, and their respective directors, officers and employees, from and against any and all liabilities, claims, losses, lawsuits, judgments, and/or expenses, including reasonable attorney fees, to which such person may become subject arising out of or related to the BLB Project, the BLB Agreement, or this MOU (a "**Loss**"), except to the extent such Loss is due to the gross negligence or willful misconduct of ViVA.

b) **By ViVA.** ViVA agrees to indemnify, defend and hold harmless WCT and its affiliates, and their respective directors, officers and employees, from and against any and all Losses, except to the extent such Loss is due to the gross negligence or willful misconduct of WCT.

6) **Confidentiality.** The Parties acknowledge that, in the course of their negotiations under this MOU, it may be necessary for one Party to provide documentation, technical and business information and/or intellectual property, in whatever form recorded (collectively, "**Confidential Information**"), to the other Party. All Confidential Information provided or disclosed by either Party hereunder shall remain the property of the furnishing Party, and shall be held in strict confidence by the receiving Party, unless the furnishing Party otherwise consents in writing or unless disclosure of such Confidential Information is required by applicable laws. Confidential Information furnished by any Party hereunder (i) shall not be reproduced or copied, in whole or in part, by the receiving Party except for use as specifically authorized by this MOU; (ii) shall, together with any copies thereof, be returned to the disclosing Party, or at the request of the disclosing Party, destroyed, when no longer needed for purposes of this MOU; and (iii) shall only be disclosed by the receiving Party to its employees and agents and employees and agents of the BLB who have a need to

know such Confidential Information in connection with the performance of this MOU and who have agreed to comply with the confidentiality obligations set forth herein.

7) **Publicity**. Neither Party shall issue any press release or otherwise publicize or disclose to any third party the existence or nature of this MOU without the prior written consent of the other Party. Notwithstanding the foregoing, WCT hereby consents to ViVA's disclosure of this MOU to its financing partners, attorneys and advisors.

8) **Term and Termination**. This MOU shall become effective on the date first set forth above and shall terminate upon the earliest to occur of the following: (a) the execution of one or more definitive agreements between WCT and ViVA with respect to WCT's provision of technology services/solutions in support of the BLB Project ("**Definitive Agreement**"), and receipt of the Initial Payment by WCT; (b) the Transfer and Assignment Date and payment by WCT of the Transfer and Assignment Payment and (c) the WCT Termination Date; provided, however, that the provisions set forth in Paragraphs 5 (Indemnification), 6 (Confidentiality), and 7 (Publicity) shall survive any such termination.

9) **Definitive Agreement**. This MOU is intended to be binding and to serve as a general basis for continuing to execute the BLB Project pursuant to the BLB Agreement and to continue negotiations for one or more Definitive Agreements. This MOU does not contain all of the detailed provisions to be incorporated in any such Definitive Agreement(s), but does reflect the current mutual intentions of the Parties.

10) **Governing Laws**. This MOU shall be governed by, and construed in accordance with, the laws of the State of New York, United States, without giving effect to any conflicts of laws principle that may require application of the law of a different state, territory or country. Each Party agrees that any legal action or proceeding relating to this MOU may be brought in the state courts and the Federal courts in New York, and the Parties hereby consent that any such action or proceeding may be brought in such courts and submits to the personal jurisdiction and exclusive venue of these courts.

11) **Limitation of Liability**. To the fullest extent permitted by law and notwithstanding anything to the contrary contained herein, the liability of WCT under this MOU (whether by reason of breach of contract, tort, indemnification or otherwise) will not exceed an amount equal to

the total amounts paid by ViVA to WCT under this MOU. Notwithstanding anything to the contrary contained herein, in no event with either Party be liable for indirect, special, consequential or incidental damages arising out of or in connection with this MOU (including without limitation, loss of revenue, loss of data, loss of profits or loss of goodwill, anticipated or otherwise) regardless of whether such damages were foreseeable.

12) **Counterparts.** This MOU may be executed in one or more counterparts, each such counterpart, taken together, shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this MOU to be executed by their duly authorized representative as of the date first above written.

WORLD COMPLIANCE TECHNOLOGIES DMCC

By: P. Jvaturi 27/Jul/2016

Name: PRAKASH IVATURI

Title: C.O.O

VIVA Consulting Group Limited

By: *Michel A. Vachon*

Name: Michel Vachon

Title: Managing Director Legal and Project Finance

VIVA COMPLIANCE TECHNOLOGIES UGANDA (VCT UGANDA) LIMITED

By: ______________________

Name: Jeff Christoph

Title: Director



Exhibit 1

Pricing Schedule

Milestone ID	Milestone Name	Milestone Payment Due Date	Price
1.1	Phase 1.1	12 July 2016	$434,283.00
1.2	Phase 1.2	30 Sep 2016	$217,141.50
1.3	Phase 1.3	15 Dec 2016	$217,141.50
2	Phase 2	15 Dec 2016	$868,566.00
3	Closeout	15 Dec 2016	$434,283.00

WORLD COMPLIANCE TECHNOLOGIES DMCC
501, Cluster T, JLT
Fortune Executive Tower
Dubai - U.A.E.

Exhibit 2

WCT Milestone Payments and Deliverables for BLB Project

A. The following milestones correspond to the Milestone Payment Due Dates set forth on Exhibit 1.

B. It's agreed between the parties that milestone payments and delivery are interlinked, and that any delay or failure to do one or the other can have a relative impact on the milestone payment or project deliverable, as applicable.

C. All milestones listed here are – FSATs (Functional System Acceptance Tests) – these primarily define the expected system operational milestones. The parties acknowledge that this measurement is for functional testing and readiness and is the basis upon which milestone payments are due and payable, irrespective of the status of VCT Uganda's commercial operations.

Milestone 1.1 – Functional ID Registration service center, for land owners - in BLB Headquarters with ViVA-hired operational staff. System shall include a server installed in IT. Functionality as specified in WCT proposal (March and follow on in May and July 2016) and its clarification versions , including Biometric ID creation; ability to scan and virtual storage if ID related documents; online systems for record retrieval and verifications and data storage and record management; photo integration with ID record; card printing and issuance; system payment through Mobile money or bank enabled processes.

Measurement – **Completed as of 12 July 2016.**
Core measure: A set of 20 tests - successful FSAT - registrations and card issuances which include 5 successful payment processing transactions.

Milestone 1.2 – Systems enabled functional High Volume (2 service center equivalents) Land ID Registration service center, with ViVA-hired operational staff. Functionality as specified in WCT proposal (March and follow on in May and July 2016) and its clarification versions , including Biometric ID creation; ability to scan and virtual storage of ID related documents; online systems for record retrieval and verifications and data storage and record management; photo integration with ID record; card printing and issuance; system payment through Mobile money or bank enabled processes.

Measurement – Target completion Sep 2016.
Core measure: A set of 30 tests - successful FSAT - registrations and card issuances which include 5 successful payment processing transactions.

Milestone 1.3 – Functional Land Registration service center in final two BLB branch offices, to be designated by BLB; with ViVA-hired operational staff. Functionality as specified in WCT proposal (March and follow on in May and July 2016) and its clarification versions, including Biometric ID creation; ability to scan and virtual storage of ID related documents; online systems for record retrieval and verifications and data storage and record management; photo integration with ID record; card printing and issuance; system payment through Mobile money or bank enabled processes.

Measurement – Target completion Dec 2016.
Core measure: A set of 20 tests - successful FSAT - registrations and card issuances which include 5 successful payment processing transactions, at each location.

Milestone 2 – Additional functionality added to system per WCT's March 2016 proposal, to include original Land registration; Title Transfer/Amendment/Sale; Subdivision; and Land use change.

Measurement – Target completion Dec 2016
Core Measure – At least 5 completely successful "dry run" registrations at each service center for each added function, to include integration to existing payment systems.

Final Close Out - This milestone shall primarily focus on the final review and close out of the system and its related features – e.g.: fine tuning of any online report formats, documentation updates, process/ training format clarity and any pending operations technology related minor issues that pertain to the project close out.

This Milestone shall not include any new requirements or revision of agreed upon scope, functionality or technology. This milestone may be executed in parallel with the Milestone II, and will allow a flexibility for 60 days for any of the listed activities to be agreed, discussed and closed out between the teams, after the payout date (which shall be no later than Dec 2016).